Exhibit 99(a)
ENERGY FUTURE COMPETITIVE HOLDINGS COMPANY
CONDENSED STATEMENT OF CONSOLIDATED INCOME (LOSS)
(Unaudited)

Twelve Months Ended June 30, 2012
(millions of dollars)
Operating revenues	$6,296
Fuel, purchased power costs and delivery fees	(3,030)
Net gain from commodity hedging and trading activities	1,148
Operating costs	(896)
Depreciation and amortization	(1,407)
Selling, general and administrative expenses	(703)
Franchise and revenue-based taxes	(90)
Other income	18
Other deductions	(441)
Interest income	65
Interest expense and related charges	(3,589)
Loss before income taxes	(2,629)
Income tax benefit	895
Net loss	$(1,734)